

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 20, 2023

Ben Coates
Interim Chief Executive Officer
F45 Training Holdings Inc.
3601 South Congress Avenue, Building E
Austin, Texas 78704

> **Re: F45 Training Holdings Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed March 23, 2022**
> **File No. 1-40590**

Dear Ben Coates:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services